Filed by: PotlatchDeltic Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: PotlatchDeltic Corporation

Commission File Number: 001-32729

PotlatchDeltic CEO Letter to Team Members

Fellow Team Members:

I am writing with exciting news about the future of our company. Today, we announced that PotlatchDeltic and Rayonier have agreed to combine in an all-stock merger of equals (two companies of about the same size come together to form a single new company). This brings together two complementary and exceptional land resource companies to create a leading domestic land resources owner and top-tier lumber manufacturer.

The combined company will be well-positioned to benefit from a premier, well-diversified land portfolio, a highly regarded wood products platform, and a strong balance sheet that will provide significant future capital allocation flexibility.

Who is Rayonier?

As you may know, Rayonier is a Florida-based real estate investment trust with two million acres of timberland and a focus on real estate development, land sales and natural climate solutions. Combining our business with Rayonier allows us to build on our already compelling products and service offerings while pursuing a shared vision for growth and innovation, unlocking significant strategic and financial benefits. Further, Rayonier’s culture and values align well with ours, making it the right partner for a combination.

Leadership:

I’m pleased to announce the initial members of the senior leadership team, who will guide the combined company starting at the close of the transaction. This team brings together the deep industry expertise and proven track records of both organizations:

•	I will serve as Executive Chair of the Board and will lead the integration.

•	Mark McHugh, current President and CEO of Rayonier, will serve as President and CEO.

•	Wayne Wasechek, CFO of PotlatchDeltic, will serve as CFO.

•	Rhett Rogers, SVP Portfolio Manager for Rayonier, will serve as EVP, Land Resources.

•	Ashlee Cribb, VP Wood Products of PotlatchDeltic, will serve as EVP, Wood Products.

Additional senior leadership team appointments will be announced in the coming months.

I know that this announcement can bring with it a mix of emotions - excitement for the future along with uncertainty about what this means for you. I want to address some of those pressing questions directly.

What This Means for Our Future

Through this merger, we will create a North American leader in sustainable forest management, land-based solutions, wood products manufacturing, and real estate development. The combined company will become the second largest publicly traded timber and wood products company in North America, gaining scale and diversification beyond what either company could achieve alone. The joined timberland portfolio will comprise nearly 4.2 million acres, including 3.2 million acres in the U.S. South and 931,000 acres in the U.S. Northwest.

This merger isn’t just about growing in size; it’s about building a stronger, more resilient company that offers greater opportunities for growth, innovation, and long-term success for our employees and other stakeholders.

The combined company will operate under a new name, which will be announced prior to closing. The new headquarters will be in Atlanta, GA, and we will maintain regional offices in both Spokane, WA and Wildlight, FL (where Rayonier is currently headquartered).

Please note that PotlatchDeltic and Rayonier will continue to operate as two separate companies until the transaction closes, which is expected in late first quarter or early second quarter of 2026.

We are confident Rayonier is the right partner because of its dedication to putting its people first. Like us, Rayonier is guided by its core values and shares a commitment to sustainability and a legacy of excellence in delivering land resources to their highest and best use. Together, I firmly believe that we’ll create an even stronger company.

Our Commitment to You

While this combination of two exceptional companies is exciting for our collective future, I want to be transparent about what’s ahead.

We are just beginning to determine our new headquarters strategy, and we know this raises questions about where our teams will ultimately be based.

At this very early stage, we do not have specific answers about how this will impact individual roles or which positions may be required to move. We will share more details about both our organizational structure and our new location plans at the earliest appropriate moment. Our priority is to provide you with clear and timely communication throughout this process.

We deeply appreciate the tremendous hard work and commitment you’ve shown to PotlatchDeltic, and we are committed to making this a thoughtful, transparent, and respectful process for everyone.

What Happens Next

Over the next several months, our leadership teams will be working to create a detailed integration plan. Any prospective changes resulting from the merger will not take place until after the closing of the transaction.

During this time, we will be focused on three key areas:

•	Organizational Design: Creating a comprehensive organizational structure for the combined company and initiating a thoughtful process for talent selection for key roles.

•	Systems and Process Integration: Planning how to merge our various technology platforms, processes, and systems to create an efficient, unified infrastructure.

•	Communication: Sharing regular updates with you about our progress and answering your questions.

It’s important to remember that until the merger is completed, we must continue to operate as two separate and independent companies.

For more information, you can read the announcement press release, the investor presentation, or the frequently asked questions on the PotlatchDeltic intranet site.

Other Key Points

How should I respond to inquiries from the media or investors?

•	Please refer any media inquiries to Anna Torma at [***]

How should I respond to questions from our customers or contractors?

•	It is important to remember that we remain separate organizations until closing. Please refer questions from customers and contractors to your manager.

How should I respond to questions from Rayonier employees or its contractors?

•

As mentioned above, the two companies must continue to operate independently prior to closing. If you are approached by a Rayonier team member for any information about the integration, do not comment and refer them to your department vice president.

It is business as usual until the merger closes. Importantly, we will continue to provide our customers with the same high-quality, seamless service they expect from us.

If you have any questions, please speak to your manager, HR, or senior leadership. We will use these questions to inform upcoming communications.

We are energized about what this new chapter with Rayonier means for all of us. I look forward to working together with the strong professionals at PotlatchDeltic and Rayonier to create a company that will be stronger, more competitive, and better positioned than ever before.

I want to thank each of you for your continued hard work and dedication to PotlatchDeltic.

Sincerely,

Eric

Eric Cremers

President and Chief Executive Officer

Cautionary Statement Regarding Forward-Looking Information

This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Rayonier Inc.’s and PotlatchDeltic Corporation’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Rayonier Inc. and PotlatchDeltic Corporation, including future financial and operating results, Rayonier Inc.’s and PotlatchDeltic Corporation’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including expected synergies, harvest schedules, timberland acquisitions and dispositions, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: the ability to timely or at all obtain the requisite Rayonier Inc. and PotlatchDeltic Corporation shareholder approvals; the risk that Rayonier Inc. or PotlatchDeltic Corporation may be unable to obtain required governmental and regulatory approvals required for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger); the risk that an event, change or other circumstance could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the risk that the timing to consummate the proposed merger may be delayed; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Rayonier Inc.’s common shares or PotlatchDeltic Corporation’s common stock; the risk of litigation related to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, contractors, suppliers, vendors or joint venture partners; the diversion of management time in connection with the proposed transaction; the challenging macroeconomic environment, including disruptions in the timberlands, real estate, land based solutions, and wood products manufacturing industries; the ability of PotlatchDeltic Corporation and Rayonier Inc. to refinance their existing financing arrangements on favorable terms; the cost and availability of third-party logging and trucking services; the geographic concentration of a significant portion of PotlatchDeltic Corporation’s and Rayonier Inc.’s timberland; changes in environmental laws and regulations regarding timber harvesting, wood products manufacturing, delineation of wetlands, endangered species, the development of solar, carbon capture and storage, and carbon credit projects, and development of real estate generally that may restrict or adversely impact PotlatchDeltic Corporation’s or Rayonier Inc.’s ability to conduct their respective businesses, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, including changes in law, policy and political factors beyond our control; the availability and cost of financing for real estate development and mortgage loans, changes in tariffs, taxes or treaties relating to the import and export of PotlatchDeltic Corporation’s and Rayonier Inc.’s products, including those of their respective customers; changes in key management and personnel; PotlatchDeltic Corporation’s and Rayonier Inc.’s ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust; changes in tax laws that could adversely affect beneficial tax treatment; and other risks and uncertainties identified in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of each of PotlatchDeltic Corporation’s and Rayonier Inc.’s most recent Annual Reports on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, and other risks as identified from time to time in its Securities and Exchange Commission (“SEC”) reports by both companies.

Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Each of Rayonier Inc. and PotlatchDeltic Corporation undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed merger, Rayonier Inc. will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Rayonier Inc. and a joint proxy statement of Rayonier Inc. and PotlatchDeltic Corporation (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Rayonier Inc.’s and PotlatchDeltic Corporation’s shareowners. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from Rayonier Inc. or PotlatchDeltic Corporation. The documents filed by PotlatchDeltic Corporation with the SEC may be obtained free of charge at PotlatchDeltic Corporation’s website at www.potlatchdeltic.com or at the SEC’s website at www.sec.gov. The documents filed by Rayonier Inc. with the SEC may be obtained free of charge at Rayonier Inc.’s website at www.rayonier.com or at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PotlatchDeltic Corporation, Rayonier Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PotlatchDeltic Corporation, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in PotlatchDeltic Corporation’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation of Directors,” “Equity Compensation Plan Information,” and “Security Ownership.” To the extent holdings of PotlatchDeltic Corporation’s common stock by the directors and executive officers of PotlatchDeltic Corporation have changed from the amounts of PotlatchDeltic Corporation’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Forms 4 filed by Anne Alonzo on May 8, 2025, Linda Breard on May 8, 2025, Michael Covey on May 8, 2025, Ashlee Cribb on July 28, 2025, James DeCosmo on May 8, 2025, William Driscoll on April 1, 2025, May 2, 2025, May 8, 2025, June 10, 2025, July 1, 2025 and October 2, 2025, Mark Leland on May 8, 2025, Larry Peiros on May 8, 2025 and Lenore Sullivan on May 8, 2025. Information about the directors and executive officers of Rayonier Inc., including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Rayonier Inc.’s proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Rayonier Inc.’s common shares by the directors and executive officers of Rayonier Inc. have changed from the amounts of Rayonier Inc.’s common shares held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by Keith Bass on April 9, 2025, May 19, 2025, June 2, 2025 and September 2, 2025, Mark Bridwell on April 2, 2025, April 4, 2025 and April 15, 2025, Christopher Corr on April 2, 2025, April 4, 2025 and April 15, 2025, Gregg Gonsalves on May 19, 2025, Scott Jones on May 19, 2025, Larkin Martin on May 19, 2025, Douglas Long on April 2, 2025, April 4, 2025 and April 15, 2025, Mark McHugh on April 2, 2025, April 4, 2025 and April 15, 2025, Meridee Moore on May 19, 2025, Ann Nelson on May 19, 2025, Shelby Pyatt on April 2, 2025, April 4, 2025 and April 15, 2025, Matthew Rivers on May 19, 2025, Rhett Rogers on April 2, 2025, April 4, 2025 and April 15, 2025, April Tice on April 2, 2025, April 4, 2025 and April 15, 2025 and Andrew Wiltshire on May 19, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from PotlatchDeltic Corporation and Rayonier Inc. as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.